SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

(Amendment No.     )1

Ambow Education Holding Ltd.

(Name of Issuer)

American Depositary Shares 2

(Title of Class of Securities)

02322P101

(CUSIP Number)

August 5, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

[2]	Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.0001 per share.

The information required in the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Forms

CUSIP NO. 02322P101	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte. Ltd. (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,000,000**
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.7%
12.	TYPE OF REPORTING PERSON* CO

**	Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.0001 per share. Percentage is based on 10,677,207 American Depositary Shares or 21,354,414 Class A Ordinary Shares outstanding immediately following the initial public offering as reported in the issuer’s prospectus filed with the Securities and Exchange Commission on August 5, 2010.
*	SEE INSTRUCTIONS BEFORE FILING OUT!

Schedule 13G	Forms

CUSIP NO. 02322P101	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,382,700
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,382,700
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,700
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.9%
12.	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILING OUT!

Schedule 13G	Forms

CUSIP NO. 02322P101	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monetary Authority of Singapore (None)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 617,300
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 617,300
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,300
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12.	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).	Name of Issuer

Ambow Education Holding Ltd.

Item 1(b).	Address of Issuers’ Principal Executive Offices

18th Floor, Building A, Chengjian Plaza,

No. 18, BeiTaiPingZhuang Road, Haidian District,

Beijing 100088, People’s Republic of China.

Item 2(a).	Name of Person Filing

I	Government of Singapore Investment Corporation Pte. Ltd.
II	Government of Singapore
III	Monetary Authority of Singapore

Item 2(b).	Address of Principal Business Office

I		168, Robinson Road #37-01, Capital Tower Singapore 068912

II, III	c/o	Government of Singapore Investment Corporation Pte. Ltd. 168, Robinson Road #37-01, Capital Tower Singapore 068912

Item 2(c).	Citizenship

I, II & III        Singapore

Item 2(d).	Title of Class of Securities

American Depositary Shares

Item 2(e).	CUSIP Number

02322P101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a

Not applicable. This statement is filed pursuant to Rule 13d-1(c).

Item 4(a), (b) and (c). Ownership

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	No of Securities Beneficially Owned	Power to Vote		Power to Dispose
Reporting Person		Sole	Shared(1)	Sole	Shared(1)	Percent of Class
Government of Singapore Investment Corporation Pte. Ltd.	2,000,000	0	2,000,000	0	2,000,000	18.7%
Government of Singapore	1,382,700	0	1,382,700	0	1,382,700	12.9%
Monetary Authority of Singapore	617,300	0	617,300	0	617,300	5.8%
Total(2) (all Reporting Persons)	2,000,000	0	2,000,000	0	2,000,000	18.7%

1	The Government of Singapore Investment Corporation Pte Ltd shares power to vote and power to dispose of the 1,382,700 securities beneficially owned by it with the Government of Singapore and shares power to vote and dispose of 617,300 securities beneficially owned by it with the Monetary Authority of Singapore. Each American Depositary Share represents 2 Class A Ordinary Shares, par value US$0.0001 per share.
2	The reporting persons disclaim membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Material to be Filed as Exhibits

1.	Power of Attorney by Minister for Finance, Singapore dated 5 March 1998

2.	Power of Attorney by Monetary Authority of Singapore dated 6 March 1998

(Incorporated by reference to Exhibit No. 1 and 2 to Schedule 13G, dated March 23, 1998 regarding SPDR Trust Series 1).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 2010	Government of Singapore Investment
Date	Corporation Pte. Ltd.

	by	/S/ CELINE LOH	/S/ JESSICA LUA
		Celine Loh	Jessica Lua
		Senior Vice President	Senior Vice President

Government of Singapore by Government of Singapore Investment Corporation Pte. Ltd., its attorney-in-fact

	by	/S/ CELINE LOH	/S/ JESSICA LUA
		Celine Loh	Jessica Lua
		Senior Vice President	Senior Vice President

Monetary Authority of Singapore by Government of Singapore Investment Corporation Pte. Ltd., its attorney-in-fact

	by	/S/ CELINE LOH	/S/ JESSICA LUA
		Celine Loh	Jessica Lua
		Senior Vice President	Senior Vice President